Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Enel Generación Costanera S.A.	Argentina	Costanera
Dock Sud S.A.	Argentina	Dock Sud
Enel Generación El Chocón S.A.	Argentina	El Chocón
Empresa Distribuidora Sur S.A.	Argentina	Edesur
Ampla Energia e Serviços S.A.	Brazil	Enel Distribution Rio
Enel Green Power Cachoeira Dourada S.A.	Brazil	Cachoeira Dourada
Central Geradora Termelétrica Fortaleza S.A.	Brazil	Fortaleza
Enel Cien S.A.	Brazil	Cien
Companhía Energética de Ceará S.A.	Brazil	Enel Distribution Ceara
Enel Brasil S.A.	Brazil	Enel Brasil
CELG Distribuição S.A.	Brazil	Enel Distribution Goias
Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	Brazil	Enel Distribution Sao Paulo
Enel Green Power Volta Grande S.A	Brazil	EGP Volta Grande
Codensa S.A. E.S.P.	Colombia	Codensa
Emgesa S.A. E.S.P.	Colombia	Emgesa
Enel Generación Perú S.A.A.	Peru	Enel Generation Peru
Enel Distribución Perú S.A.A.	Peru	Enel Distribution Peru
Enel Generación Piura S.A.	Peru	Enel Generation Piura